Filed Pursuant to Rule 433
Registration No. 333-283057
and 333-163855
February 19, 2025

The following information is a Summary of Material Modifications to the LNL Agents’ 401(k) Savings Plan Summary Plan Description/Prospectus relating to changes to the LNL Agents’ 401(k) Savings Plan (the “Plan”) effective January 1, 2025 or as otherwise noted. For more information about the Plan, you should log on to your account at www.LincolnFinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

[LINCOLN FINANCIAL LOGO]

Summary of Material Modifications:

LNL Agents’ 401(k) Savings Plan

Dear Plan Participant:

The below information is a Summary of Material Modifications (“SMM”) intended to notify you of important changes made to the LNL Agents’ 401(k) Savings Plan (the “Plan”). This SMM supplements or modifies the November 7, 2024 Summary Plan Description/Prospectus (“SPD”) for the Plan and is subject to the terms of the Plan document. Please take the time to read this SMM and keep a copy of it with your November 7, 2024 SPD.

Unless otherwise noted, the Plan Sponsor made the following changes to the Plan effective January 1, 2025:

ELIGIBILITY AND PARTICIPATION (pages 3-5 of the SPD)

Replacing the third bullet point under the first paragraph, in its entirety, to read as follows:

•“You have entered into (1) a Financial Professional Agreement with a Schedule A (for a Lincoln Financial Advisors (LFA) Agent) or (2) a Producer Agreement with a Schedule C (for an Agency Building General Agent). Effective during the 2024 Plan Year, ‘Agency Building General Agents’ were redesignated as ‘Agency Distribution Channel Agents’ (‘ADC Agents’).

Note: As a result of the sale by the Company of Lincoln Financial Advisors Corporation and its         subsidiaries, no LFA Agents will be eligible to participate in the Plan after May 5, 2024.”

Adding the following paragraph to the end of the first bullet point under the third paragraph, to read as follows:

“Effective January 1, 2025, the percentage limit (previously 15% of Pensionable Earnings) imposed on highly compensated participants will no longer apply provided that the Plan meets the safe harbor 401(k) plan requirements each Plan Year.”

Replacing the “Note” under the section entitled “Pensionable Earnings,” in its entirety, to read as follows:

“Note: You will not be permitted to make Pre-Tax Contributions or Roth 401(k) Contributions to the Plan once your Pensionable Earnings under the Plan have exceeded the Code section 401(a)(17) annual compensation limit for the applicable Plan Year, even if you have not met the Code section 402(g) limit ($23,500 for 2025) for such Plan Year. The Code section 401(a)(17) annual compensation limit is $350,000 for 2025 (as indexed by the IRS for tax years thereafter).”

PARTICIPANT CONTRIBUTIONS (pages 5-7 of the SPD)

Replacing the section entitled “PARTICIPANT CONTRIBUTIONS,” in its entirety, to read as follows:

“PARTICIPANT CONTRIBUTIONS

Amount You May Contribute

You may contribute your Pensionable Earnings to the Plan on a pre-tax basis (‘Pre-Tax Contributions’) and/or on an after-tax basis (‘Roth 401(k) Contributions’). You may elect to contribute between 1% and 50% of your Pensionable Earnings, but no more than the maximum contribution amount allowed annually by the Internal Revenue Service (‘IRS’) ($23,500 in 2025, as indexed by the IRS for tax years thereafter). For Plan Years beginning before January 1, 2025, ‘highly compensated’ participants (for 2024, those earning at least $150,000 in 2023), may contribute no more than the maximum amount equal to the lesser of 15% of Pensionable Earnings or $23,000 ($30,500 if eligible to make Catch-Up Contributions). Effective January 1, 2025, the percentage limit (previously 15% of Pensionable Earnings) imposed on ‘highly compensated’ participants will no longer apply provided that the Plan meets the safe harbor 401(k) plan requirements each Plan Year.

You may change the rate of your contributions to the Plan at any time, with the change effective in most cases on the next payday. Once your election is made it will continue unless you elect to change or discontinue your election. You may suspend contributions to the Plan, or begin contributing to the Plan, at any time. Your Pre-Tax and/or Roth 401(k) Contributions will be credited to a separate Pre-Tax and/or Roth 401(k) Contribution account established in your name.

Catch-Up Contributions

You are not required to make an election specifically for Catch-Up Contributions. If you have a valid active benefits eligible contract and you are age 50 and older, you can elect to make a total Pre-Tax Contribution and/or Roth 401(k) Contribution of $31,000 to the Plan for 2025 (as indexed by the IRS for tax years thereafter). This represents the maximum IRS deferral limit of $23,500 for 2025 plus the maximum Catch-Up Contribution of $7,500 for 2025. The combined limit for participants eligible to make Catch-Up Contributions cannot exceed $31,000 in 2025. To be eligible for Catch-Up Contributions, you must be age 50 or older by the end of the Plan Year, and be:

•Contributing at the current maximum annual Pre-Tax Contribution and/or Roth 401(k) Contribution limit set by the IRS ($23,500 for 2025); or

•Contributing at the maximum current rate allowed by the Plan for the entire Plan Year (50% of Pensionable Earnings, up to $23,500 for 2025).

Note: Effective for Plan Years beginning on and after January 1, 2025, if you are an active ADC Agent who will be age 60 through age 63 by the end of the Plan Year and are contributing the maximum amounts noted above, you will be permitted to make a total Pre-Tax and/or Roth 401(k) Contribution of $34,750 to the Plan for 2025. This amount represents (1) the maximum IRS deferral limit of $23,500 for 2025 and (2) the new annual maximum Catch-Up Contribution amount of $11,250 for individuals who will be age 60 through age 63 by the end of 2025 and thereafter. This new maximum Catch-Up Contribution amount may also be subject to annual adjustment by the IRS for tax years thereafter.

The Plan’s recordkeeper will review participant accounts to ensure these eligibility requirements were met.

If you are eligible to make Catch-Up Contributions and wish to defer the maximum amount allowed for the 2025 Plan Year, you should determine what percentage of your Pensionable Earnings is necessary to make the full contribution of $31,000 for 2025 (or $34,750, if applicable).

Roth 401(k) Contributions

As described earlier, the Roth 401(k) feature allows you to save money in your account through payroll deductions on an after-tax basis. Even if you are already making Pre-Tax Contributions, you can also make Roth 401(k) Contributions. However, a combination of both Pre-Tax and Roth 401(k) Contributions cannot exceed the annual contribution limit. For 2025, the contribution limit is $23,500 ($31,000 [or $34,750, if applicable] including Catch-Up Contributions, if eligible). The benefit of making Roth 401(k) Contributions is that earnings on contributions can be withdrawn tax-free if certain criteria are met.

Factors to consider before making a Roth 401(k) Contribution:

•You have the flexibility to make Pre-Tax Contributions, Roth 401(k) Contributions, or a combination of both.

•Pre-Tax Contributions and Roth 401(k) Contributions will be accounted for separately in your account.

•You cannot transfer balances between your Pre-Tax Contribution account and your Roth 401(k) Contribution account.

•Your Pre-Tax Contributions and Roth 401(k) Contributions will be eligible for the Company Basic Matching Contribution and, effective January 1, 2025, the Company Safe Harbor Matching Contribution, up to 6% of your Pensionable Earnings that you contribute, as described earlier. For example, if you contribute 6% Roth 401(k) or 6% Pre-Tax, or a combination of 3% Roth 401(k) and 3% Pre-Tax, you will receive Company matching contributions (Basic or Safe Harbor, as applicable) on your contributions up to 6% of your Pensionable Earnings that you contribute. Company matching contributions (Basic and Safe Harbor, as applicable) are pre-tax contributions, subject to taxation when distributed to you.

•Roth 401(k) Contributions and earnings thereon will not be subject to federal income taxes at retirement if your withdrawals are considered ‘Qualified Distributions.’ (See ‘Roth 401(k) Contributions and Roth 401(k) Rollover Contributions’ under the section entitled ‘Federal Income Tax Consequences’ below for more information.)

In addition, if you terminate your valid active benefits eligible contract with us (and you are not employed by us or any of our affiliates), you may have the option to roll over your Roth 401(k) Contributions to a Roth IRA or to a new company’s plan if it accepts the rollover of Roth 401(k) contributions.

Important Reminders

•Once you have reached the IRS annual contribution limit or another limit, as described above and in the section entitled ‘Limitations on Contributions’ below, your Pre-Tax and/or Roth 401(k) Contributions and Safe Harbor Matching Contributions, will be stopped for the remainder of the Plan Year and will restart with the first pay period of the next following Plan Year.
•Your aggregate contributions (Pre-Tax and Roth 401(k) Contributions) cannot exceed the annual contribution limit as set by the IRS plus applicable ‘catch-up’ contributions.

•If you change companies during the calendar year, you will be responsible for personally tracking both your pre-tax and Roth 401(k) contributions to each company’s 401(k) plan to ensure that you do not exceed the combined IRS limit in effect for that calendar year ($23,500 or, if catch-up eligible, $31,000 or $34,750, as applicable, in 2025).

After-Tax Contributions

Prior to January 1, 1989, participants were permitted to make contributions to the Plan from after-tax earnings (‘After-Tax Contributions’). A separate After-Tax Contribution account is maintained for each participant who made After-Tax Contributions to the Plan before January 1, 1989.

Rollover Contributions

You may transfer or ‘roll over’ amounts from the taxable amount of your distributions from (1) a traditional or conduit IRA; (2) plans qualified under Code section 401(a), including a 401(k) plan, profit-sharing plan, defined benefit plan, stock bonus plan; (3) a Code section 403(b) plan; and (4) an eligible Code section 457(b) plan maintained by a governmental employer, to the Plan (“Rollover Contributions”). Terminated agents who maintain an account within the Plan may transfer or roll over amounts from other qualified plans into this Plan subject to the same rules as active participants.

A rollover may be made directly from another plan to this Plan. For taxable distributions, you may elect within 60 days following the date you receive payment from a plan to roll over the distribution. There are certain tax consequences related to having the taxable distribution made payable directly to you and then electing the rollover option.

You may transfer or ‘roll over’ Roth 401(k) contributions from another eligible retirement plan into this Plan as a direct rollover. Your Roth 401(k) contribution rollover amounts will be held in a separate Roth 401(k) rollover account (‘Roth 401(k) Rollover Contributions’).

Any Rollover Contribution accepted by the Plan Administrator will be credited to a separate Rollover Contribution account or Roth 401(k) Rollover Contribution account established in your name.

To initiate a rollover of taxable distributions and/or Roth 401(k) contributions from another eligible retirement plan you should contact your Lincoln Financial Retirement Consultant:

Ryan Schaefer
Phone: 260-241-7385
Email: Ryan.Schaefer@lfg.com

Any loan you may have outstanding from such other plan may not be rolled over into this Plan.”

COMPANY CONTRIBUTIONS (pages 7-8 of the SPD)

Replacing the section entitled “COMPANY CONTRIBUTIONS,” in its entirety, to read as follows:

“COMPANY CONTRIBUTIONS

We may make the following types of Company contributions to the Plan on your behalf: a Basic Matching Contribution, a Safe Harbor Matching Contribution, a Discretionary Matching Contribution, a Non-Elective Contribution, a Core Contribution and a True-Up Contribution, if applicable. Unless we distinguish between these types of contributions, the term “Company Contributions” refers to all of the contributions noted in the preceding sentence.

Any Company Contributions made will be credited to a separate Company Contribution account established in your name.

Basic Matching Contribution

Prior to January 1, 2025, if you were an ADC Agent (formerly known as an ‘ABGA Agent’), your account was credited with a Basic Matching Contribution of $1.00 for every $1.00 you contributed to the Plan, up to 6% of your Pensionable Earnings, on a per pay period basis. If you were not an ADC Agent, your account was credited with a Basic Matching Contribution of $0.50 for every $1.00 you contributed to the Plan, up to 6% of your Pensionable Earnings, on a per pay period basis.

Note: No Basic Matching Contributions will be made on behalf of LFA Agents after May 5, 2024.

Safe Harbor Matching Contribution

Effective for Plan Years beginning on or after January 1, 2025, the Basic Matching Contribution (above) for ADC Agents will be converted to a ‘Safe Harbor Matching Contribution.’ All eligible ADC Agents who make Pre-Tax and/or Roth 401(k) Contributions to the Plan will be eligible for the Safe Harbor Matching Contribution.

The Company will make a matching contribution to the Plan on your behalf that equals $1.00 for each $1.00 of Pensionable Earnings that you contribute, up to a maximum of 6% of your Pensionable Earnings on a per-payroll-period basis. This matching contribution formula satisfies the IRS’s requirements for a safe harbor matching contribution. In general, to receive the maximum Safe Harbor Matching Contribution, you must contribute at least 6% of your Pensionable Earnings to the Plan by payroll deduction on a per-payroll-basis.

However, it is important, especially for certain highly compensated participants, that you estimate the total amount of your contributions as of each payroll period, including your estimated Pensionable Earnings, and adjust your contribution percentage accordingly so that you maximize your Company contribution opportunity before you reach the IRS annual compensation limit of $350,000 for 2025 (as may be adjusted annually by the IRS for tax years thereafter). Upon reaching the IRS annual compensation limit or another limit, as described in the section entitled ‘Limitations on Contributions’ below, your contributions will be stopped for the remainder of the year. This means that the Safe Harbor Matching Contributions will also stop.

Note: Participants who are not ADC Agents will not be eligible to receive a Safe Harbor Matching Contribution under the Plan.

Discretionary Matching Contribution

At the end of each Plan Year, we may make an additional Discretionary Matching Contribution of up to $0.50 for every $1.00 of Pre-Tax Contributions you contributed up to 6% of your Pensionable Earnings. We reserve the right to discontinue the practice of making Discretionary Matching Contributions at any time. ADC Agents are not eligible for any Discretionary Matching Contributions made by the Company. You must be an agent in good standing on the last day of the Plan Year in order to be eligible for the additional Discretionary Matching Contribution. However, if you are absent on the last day of the Plan Year because you Retired (as defined in the section entitled “Vesting” below) during the Plan Year or terminated service before such date due to your death or Disability (as defined under the section entitled “Vesting” below), you will still be eligible for this Discretionary Matching Contribution. The Discretionary Matching Contribution must be authorized and approved by our Board of Directors. Discretionary Matching Contributions, if approved, will be credited to your Company Contribution account after the close of the Plan Year to which the contribution relates.

Note: No Discretionary Matching Contributions will be made for Plan Years beginning on or after January 1, 2024.

Non-Elective Contribution

For each payroll period in which you receive Pensionable Earnings, the Company will make a Non-Elective Contribution equal to the difference (if any) between:

•the Basic Matching Contribution that would have been made to your account if your Pensionable Earnings (net of other applicable deductions) were sufficient to make the full amount of Pre-Tax and/or Roth 401(k) Contributions that you elected; and

•the actual Basic Matching Contribution made to your account based on the Pre-Tax and/or Roth 401(k) Contributions made to the Plan for that payroll period.

Note: No Non-Elective Contributions will be made with respect to Plan Years beginning on or after January 1, 2025.

True-Up Contribution

If your aggregate Basic Matching Contributions and (if applicable for Plan Years prior to January 1, 2025) Non-Elective Contributions made by the Company during the Plan Year are less than 100% of your aggregate Pre-Tax Contributions and Roth 401(k) Contributions for the Plan Year not in excess of 6% of your total Pensionable Earnings for the Plan Year (‘target true-up amount’), then the Company will make an additional True-up Contribution with respect to the Plan Year on your behalf. The amount of the True-Up Contribution will be an amount which, when added to your Basic Matching Contributions and Non-Elective Contributions previously made with respect to the Plan Year, will equal the target true-up amount.
The maximum amount possible for the Company to contribute in any Plan Year to your Plan account is $1.00 for every $1.00 you contributed, up to 6% of your Pensionable Earnings.

Core Contribution

Effective January 1, 2025, if you are eligible to participate in the Plan, you will receive a Core Contribution equal to 2% of your Pensionable Earnings regardless of whether you contribute to the Plan. Effective for Plan Years beginning on or after January 1, 2026, the 2% will be increased to 4%. This means that even if you elect not to participate in the Pre-Tax and/or Roth 401(k) Contribution portion of the Plan, the Company will contribute 2% (or 4% on or after January 1, 2026) of your Pensionable Earnings to an account in your name under the Plan.

The Core Contribution will be based on your Pensionable Earnings as paid on an annual basis. In addition, in order to be eligible to receive a Core Contribution, you must be an eligible ADC Agent during the Plan Year who:

•has a valid benefits eligible contract with the Company on the Core Contribution Entitlement Date of the applicable Plan Year;

•has a termination of service before the Core Contribution Entitlement Date of the applicable Plan Year on account of death or Disability (as defined in the section entitled ‘Vesting’ below);

•has a termination of service before the Core Contribution Entitlement Date of the applicable Plan Year but after attaining age 60 and completion of 5 years of service (your ‘normal Retirement date’);

•was transferred to full-time employee status with the Company or an affiliate; or

•is deemed eligible to receive a Core Contribution by the Plan Administrator or its delegates.

In the event your full-time contract with the Company or an affiliate is terminated for cause, as determined by the Company, you will not receive a Core Contribution for the Plan Year in which the termination takes place.

‘Core Contribution Entitlement Date’ is the bi-weekly pay period end date as set forth in the annual Agency Distribution Channel compensation pay cycle schedule (as distributed each year to ADC Agents) that corresponds to the last payday of the applicable calendar year.

Note: If you are an eligible agent who has a termination of service with the Company, subsequently becomes an eligible agent during the same Plan Year and remains an eligible agent on the Core Contribution Entitlement Date of the applicable Plan Year, you will receive a Core Contribution for such Plan Year based on the Pensionable Earnings paid to you during the entire Plan Year.

Matured vs. Non-Matured Company Contributions

In addition to being subject to the vesting schedule described in the section entitled ‘Vesting’ below, Company Contributions ‘mature’ after having been in your Company Contribution account for at least 2 years after the contribution was credited for the applicable Plan Year. Non-matured Company Contributions are those that have been credited for less than 2 years. If you have been a participant in the Plan for less than 5 years, you are only permitted to withdraw matured Company Contributions - you may not withdraw non-matured Company Contributions. If you have been in the Plan for 5 or more years, however, you may withdraw matured or non-matured Company Contributions. All non-matured Company Contributions automatically mature on the first to occur of:

•the date you complete 5 years of service for us;

•the date you Retire (as defined in the section entitled ‘Vesting’ below);

•the date of your death; or

•the date you become Disabled (as defined in the section entitled ‘Vesting’ below).”

LIMITATIONS ON CONTRIBUTIONS (page 9 of the SPD)

Replacing the section entitled “LIMITATIONS ON CONTRIBUTIONS,” in its entirety, to read as follows:

“LIMITATIONS ON CONTRIBUTIONS

For Plan Years beginning before January 1, 2025, ‘highly compensated’ participants (for 2024, those earning at least $150,000 in 2023), may contribute no more than the maximum amount equal to the lesser of 15% of Pensionable Earnings or $23,000 ($30,500 if eligible to make Catch-Up Contributions). Effective January 1, 2025, the percentage limit (15% of Pensionable Earnings) previously imposed on ‘highly compensated’ participants will no longer apply provided that the Plan meets the safe harbor 401(k) plan requirements each Plan Year.

Your aggregate contributions (Pre-Tax and/or Roth 401(k) Contributions) cannot exceed the annual contribution limit set by the IRS plus applicable Catch-Up Contributions, as described in the section entitled ‘Participant Contributions’ above. The annual contribution limit for 2025 will be $23,500, or if eligible for Catch-Up Contributions, $31,000 (or $34,750, if applicable). These amounts may be adjusted annually by the IRS for tax years thereafter. Once you reach the annual contribution limit for a Plan Year, your basic Pre-Tax and/or Roth 401(k) Contributions, and Safe Harbor Matching Contributions thereon, will be stopped and restarted with the first pay period of the following Plan Year.

Note: The annual contribution limit imposed by the IRS is an overall maximum and applies to all 401(k) plans in which you participate during a calendar year. You are responsible for tracking your contributions and complying with IRS limits if you switch companies during the year and participate in more than one 401(k) plan.

The Plan, along with other similar plans we maintain, must meet certain nondiscrimination rules as set forth in the Code. These rules ensure that the Plan does not discriminate in favor of highly compensated participants. Effective January 1, 2025, the Company adopted a safe harbor matching contribution formula, therefore the Plan will be deemed to satisfy these non-discrimination rules. In the future, the Company may decide not to contribute the Safe Harbor Matching Contribution. If such a decision is made, the Company must notify all participants of its decision to do so and the Plan would again be subject to the average deferral percentage and average contribution percentage nondiscrimination rules.

Finally, during any Plan Year, the sum of your Pre-Tax Contributions, Roth 401(k) Contributions and Company Contributions (i.e., the Safe Harbor Matching Contribution and annual Core Contribution) may not exceed limits set forth under Code section 415. For 2025, the maximum is the lesser of 100% of your Pensionable Earnings, or $70,000 (as indexed by the IRS for tax years thereafter). Catch-Up Contributions are excluded from this limit. In addition, the maximum amount of Pensionable Earnings considered in determining your benefits under the Plan may not exceed $350,000 for 2025 (as indexed by the IRS for tax years thereafter). Neither agent contributions nor Company contributions will be made to this Plan on your behalf once this limit has been reached for the applicable Plan Year.

Current IRS contribution limits can be found by logging on to LincolnFinancial.com/retirementinfocenter. On the home page, click on ‘Retirement program>ANNUAL CONTRIBUTION LIMITS’ and click on ‘Learn more’ or you can contact the Lincoln Customer Contact Center at 800-234-3500.”

VESTING (page 10 of the SPD)

Replacing the section entitled “VESTING,” in its entirety, to read as follows:

“VESTING

Your Contributions

Your Pre-Tax Contribution, Roth 401(k) Contribution, After-Tax Contribution, Rollover Contribution and Roth 401(k) Rollover Contribution accounts under the Plan, and any associated earnings, are immediately vested at 100%.

Company Contributions

Your Safe Harbor Matching Contributions, and any associated earnings, are immediately 100% vested.

Company Contributions (except Safe Harbor Matching Contributions) vest based upon your years of service. A ‘year of service’ means any calendar year in which you are, on the last day of the Plan Year (December 31st), a full-time life insurance salesperson for us. Your Company Contributions vest as follows:

Core Contributions:

Years of Service	Percent Vested

<Less than 2	0%
2 or more	100%

Company Contributions (other than Safe Harbor Matching and Core Contributions):

Years of Service	Percent Vested

<Less than 2	0%
2	50%
3 or more	100%

If you were a LFA Agent who maintained a full-time benefits eligible contract with the Company or an affiliate immediately prior to May 6, 2024 and who transferred to Osaic, Inc. or its affiliate in connection with the May 6, 2024 sale by the Company of Lincoln Financial Advisors Corporation and its subsidiaries, you became 100% vested in your account balance as of May 5, 2024.

Once your Company Contributions are vested, they are no longer subject to forfeiture when you cease being an agent for the Company or an affiliate.

In addition, you will become 100% vested in your Company Contribution account, regardless of your years of vesting service, if you terminate your valid active benefits eligible contract with us (and you are not employed by us or any of our affiliates) for any of the following reasons:

•Disability;

•Retirement; or

•death.

You will also become 100% vested in your Company Contribution account if this Plan terminates.

For purposes of this Plan:

•‘Disability’ or ‘Disabled’ means the complete inability to engage in all or substantially all duties pertaining to your agency relationship with the Company or your occupation as an agent, by reason of any medically determinable physical or mental impairment that can be expected to result in your death, or which has lasted or is expected to last for at least 12 months.

•‘Retirement’ or ‘Retired’ or ‘Retire’ is the date on which you terminate your valid active benefits eligible contract with us (and you are not employed by us or any of our affiliates) at age 60 or older with at least 5 years of service.

Should you become an employee of one of our affiliates that has not adopted the Plan prior to the date on which you would be fully vested, any non-vested Company Contributions and earnings thereon will remain in the Plan and will vest as if you had remained an eligible agent, as long as you continue to be an active employee of such affiliate through the applicable date of vesting. If you become an employee of LNC or one of its affiliates that has adopted the LNC Employees’ 401(k) Savings Plan (the ‘LNC Plan’), you can enroll in the LNC Plan as appropriate and your account balance will be transferred to the LNC Plan. A portion of your account may need to be accounted for separately because the LNC Plan does not record keep or maintain ‘similar’ accounts.

Forfeiture of Non-vested Company Contributions

Should your valid active benefits eligible contract with us terminate (and you are not employed by us or any of our affiliates) prior to your being fully vested, and you do not return to work with the Company or any affiliate before the end of the next Plan Year, your non-vested Company Contributions and any associated earnings thereon will be forfeited. However, if you again maintain a valid active benefits eligible contract with us (or any of our affiliates), prior to the end of the Plan Year in which you had terminated your service, you will continue to earn vesting credit for your Company Contributions.

In the event that you forfeit the non-vested Company Contributions and the earnings thereon, and you again maintain a valid active benefits eligible contract with us (or any of our affiliates), before you have incurred a 5-year break in service, the forfeited amounts will be re-credited to your account. A break in service is any year you do not earn a year of vesting service (see above).

Upon the termination of this Plan, the assets attributable to all non-vested contributions credited to your account become vested.

Forfeitures are used to reduce the cost of future Company contributions or pay administrative expenses of the Plan.”

IN-SERVICE WITHDRAWALS (pages 11-12 of the SPD)

Replacing the section entitled “Company Contributions Account,” in its entirety, to read as follows:

“Company Contribution Account

Except for Safe Harbor Matching Contributions, which cannot be withdrawn unless you are age 59½ or older, you may withdraw all or any portion of the vested balance credited to your Company Contribution account only after amounts credited to your After-Tax Contribution account (if any) have been withdrawn If you have been a participant in this Plan for less than 5 years, however, you will be permitted to withdraw only matured Company Contributions (see the discussion of ‘Matured vs. Non-Matured Company Contributions’ under the section entitled ‘Company Contributions’ above). In addition, any distribution from your Company Contribution account is subject to the limitations noted above.”

Replacing the section entitled “Pre-Tax Contributions and Roth 401(k) Contributions,” in its entirety, to read as follows:

“Pre-Tax Contributions, Roth 401(k) Contributions and Safe Harbor Matching Contributions

If you have no After-Tax Contribution account, or amounts credited to such account have already been distributed to you, and you have already taken all amounts available to you from your Company Contribution accounts (vested and/or matured amounts), and you have attained age 59½, you may withdraw all or any portion of your Pre-Tax Contribution account, Roth 401(k) Contribution account and Safe Harbor Matching Contribution account, subject to the limitations noted above and the Qualified Distribution rules, as applicable.”

Replacing the first paragraph under the section entitled “Hardship Withdrawals,” in its entirety, to read as follows:

“If you have taken all distributions (other than hardship distributions) currently available under all of the plans that the Company and its affiliates maintain, and you have not yet attained age 59½, you may be able to withdraw amounts attributable to Pre-Tax Contributions and Roth 401(k) Contributions (not including earnings) if you are experiencing a financial hardship. Note: You may not withdraw any Safe Harbor Matching Contributions as a hardship distribution.”

YOUR INVESTMENT OPTIONS (starting on page 29 of the SPD)

Replacing the second paragraph, in its entirety, to read as follows:

“LRSC is the Plan’s current recordkeeper and third-party administrator. LRSC will deem any investment direction(s) you give them to be continuing directions until you affirmatively change them. Your Company Contributions (as defined in the section entitled ‘Company Contributions’) will be invested in the same Investment Options that you have elected for your Pre-Tax Contributions and/or Roth 401(k) Contributions. If you have not provided LRSC with specific investment directions for your Plan accounts, LRSC will automatically invest your contributions into the Plan’s Qualified Default Investment Alternative (‘QDIA’). The Plan’s QDIA is the State Street Target Retirement Fund (a target-date fund) that most closely matches the year you attain age 65. The State Street Target Retirement Funds are considered a QDIA under U.S. Department of Labor regulations. Contributions that are invested in a State Street Target Retirement Fund in the absence of your investment direction will remain in this fund, unless and until you affirmatively elect to transfer such assets to another Investment Option under the Plan.”

* * * * * *

Questions?
For more information about the Plan and its features, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday through Friday, 8:00 a.m. to 8:00 p.m. ET) or log on to your account at LincolnFinancial.com. You should also review the Plan’s Summary Plan Description/Prospectus which can be requested from the Lincoln Customer Contact Center.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.